

December 7, 2020

R. Scott Dennis
Chief Executive Officer
Invesco Real Estate Income Trust Inc.
1555 Peachtree Street, N.E. Suite 1800
Atlanta, Georgia 30309

Re: Invesco Real Estate Income Trust Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted November 12, 2020
CIK No. 0001756761

Dear Mr. Dennis:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement on Form S-11

Investment Portfolio
Medical Office Portfolio, page 110

1. We note your disclosure relating to your September 29, 2020 acquisition of an ownership interest in the MOB Portfolio and that you may acquire up to seven additional MOBs. Please tell us how you determined it was unnecessary to provide financial statements and pro forma financial information related to these acquired or to be acquired properties.

You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Aaron C. Hendricson